EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,
	2001	2002	2003	2004	2005
EARNINGS
Income Before Income Tax Expense, Minority Interest Expense and Equity Earnings	$1,481	$814	$872	$1,684	$1,453
Fixed Charges (as below)	1,103	1,048	1,050	989	916
Preference Security Dividend Requirements of Consolidated Subsidiaries	(15)	(18)	(15)	(9)	(10)
Total Earnings	$2,569	$1,844	$1,907	$2,664	$2,359

FIXED CHARGES
Interest Expense	$833	$775	$814	$781	$697
Credit for Allowance for Borrowed Funds Used During Construction	42	32	24	22	36
Estimated Interest Element in Lease Rentals	213	223	197	177	173
Preference Security Dividend Requirements of Consolidated Subsidiaries	15	18	15	9	10
Total Fixed Charges	$1,103	$1,048	$1,050	$989	$916

Ratio of Earnings to Fixed Charges	2.32	1.75	1.81	2.69	2.57